Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration No. 333-260807
April 4, 2023

Issuer:	WEC Energy Group, Inc.
Security:	4.75% Senior Notes due January 9, 2026 (the “Senior Notes”)
Principal Amount:	$350,000,000 (The new Senior Notes offered hereby constitute a further issuance of, are considered and form a single series with, have identical terms (other than the date of issuance and the public offering price) and have the same CUSIP number as, the $650,000,000 aggregate principal amount of the Issuer’s 4.75% Senior Notes due January 9, 2026 issued on January 11, 2023. Upon completion of this offering, the aggregate principal amount of outstanding Senior Notes will be $1,000,000,000).
Maturity:	January 9, 2026
Coupon:	4.75%
Initial Price to Public:	100.283% per Senior Note plus accrued interest from and including January 11, 2023 to, but excluding, the Settlement Date (the total amount of accrued interest on the Expected Settlement Date will be $3,925,347.22)
Yield to Maturity:	4.635%
Spread to Benchmark Treasury:	+100 basis points
Benchmark Treasury:	UST 4.625% due March 15, 2026
Benchmark Treasury Yield:	3.635%
Interest Payment Dates:	January 9 and July 9, commencing July 9, 2023
Optional Redemption:	Prior to December 9, 2025 (referred to herein as the “Par Call Date”), the Senior Notes will be redeemable, at the option of the Issuer, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 15 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Senior Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the Par Call Date, the Issuer may redeem the Senior Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.
Trade Date:	April 4, 2023

Expected Settlement Date:	T+2, April 6, 2023
Expected Ratings* (Moody’s/S&P/Fitch):	Baa1 (stable) / BBB+ (stable) / BBB+ (stable)
CUSIP / ISIN:	92939UAK2 / US92939UAK25
Joint Book-Running Managers:	Barclays Capital Inc. TD Securities (USA) LLC
Co-Manager:	Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at (888) 603-5847 or TD Securities (USA) LLC toll-free at (855) 495-9846.